July 15, 2009

Via EDGAR and Facsimile
Securities and Exchange Commission
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549
Attention: Paul Fischer, Attorney-Advisor

Re:
Liberty Media Corporation
Preliminary Schedule 14A (File No. 001-33982)

Liberty Entertainment, Inc.
Registration Statement on Form S-4 and Amendment No. 1 (File No. 333-158795)

Dear Mr. Fischer:

        Liberty Media Corporation ("Liberty Media") has previously filed, under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), its preliminary Schedule 14A (the "Proxy Statement/Prospectus") on June 8, 2009. Liberty Entertainment, Inc. ("LEI"), which has been formed for the purpose of effecting the split-off described below, has previously filed, under the Exchange Act, its Registration Statement on Form S-4, as amended by Amendment No. 1 ("Amendment No. 1") on June 8, 2009, of which the Proxy Statement/Prospectus forms a part.

        Set forth below is our response to comment 6 contained in your letter to Liberty Media, dated July 8, 2009 (the "SEC Letter"), regarding the Proxy Statement/Prospectus and Amendment No. 1. At your request, we are providing some background information on the proposed transactions, and, for your convenience, our response is preceded by the applicable Staff comment.

        Liberty Media owns interests in a broad range of electronic retailing, media communications and entertainment businesses. Those interests are attributed to three tracking stock groups, including the Liberty Entertainment Group which is tracked by the Liberty Entertainment common stock. The Liberty Entertainment common stock trades on the Nasdaq Global Select Market: Series A Liberty Entertainment common stock under the ticker symbol "LMDIA" and Series B Liberty Entertainment common stock under the ticker symbol "LMDIB".

        Liberty Media seeks to redeem a portion of the outstanding shares of Liberty Entertainment common stock for all of the outstanding shares of LEI common stock, which would hold Liberty Media's 54% interest in The DIRECTV Group, Inc. ("DIRECTV"), a 100% interest in Liberty Sports Holdings, LLC, a 65% interest in the Game Show Network, LLC and up to $30 million in cash and cash equivalents, together with approximately $2 billion of indebtedness (the "Split-Off"). If the Split-Off is effected, Liberty Media will redeem, on a pro rata basis, 90% of the shares of LMDIA and LMDIB outstanding on the date designated by the board (the "Redemption Date") for 100% of the outstanding shares of LEI. Accordingly, on the Redemption Date, (i) 0.9 of each outstanding share of LMDIA will be redeemed for 0.9 of a share of LEI Series A common stock, and 0.1 of each share of LMDIA will remain outstanding; and (ii) 0.9 of each outstanding share of LMDIB will be redeemed for 0.9 of a share of LEI Series B common stock, and 0.1 of each share of LMDIB will remain outstanding, subject, in each case, to the payment of cash in lieu of any fractional shares.

        On May 3, 2009, LEI and Liberty Media entered into an Agreement and Plan of Merger (the "Merger Agreement") with DIRECTV and certain other parties. To effect the combination of LEI and DIRECTV pursuant to a "double dummy" acquisition structure, Holdings was formed as a Delaware corporation that is currently a wholly owned subsidiary of DIRECTV, with two wholly owned subsidiaries, Merger Sub One and Merger Sub Two. Following the Split-Off and subject to the satisfaction of certain conditions, at the effective time of the respective mergers: (i) Merger Sub One will merge with and into DIRECTV, and DIRECTV will be the surviving corporation in that merger (the "DIRECTV Merger"); and (ii) Merger Sub Two will merge with and into LEI, and LEI will be the surviving corporation in that merger (the "LEI Merger" and, together with the DIRECTV Merger, the "Mergers"). As a result of the Mergers, and the conversion and exchange of securities, DIRECTV and LEI will each become a wholly owned subsidiary of Holdings, with Holdings as the new public parent company of DIRECTV and LEI.

        In connection with the Merger Agreement, the Malones (including John C. Malone who is Chairman of the Boards of Liberty Media and LEI) have entered into an agreement (the "Malone Agreement") pursuant to which, among other things, the Malones agreed to vote their shares in favor of the proposed transactions and against any competing transactions and to certain significant restrictions on their shares. Pursuant to the Malone Agreement, and immediately prior to the completion of the DIRECTV Merger, the Malones will exchange all of their shares of LEI Series B common stock, representing 92% of the outstanding shares of LEI Series B common stock, for shares of Holdings Class B common stock (carrying 15 votes per share, having certain limited consent rights, and being subject to certain significant restrictions) (the "Malone Contribution"). All other shares of LEI Series A common stock and LEI Series B common stock will be exchanged for shares of Holdings Class A common stock in the LEI Merger (carrying 1 vote per share).

Questions and Answers, page 1

Why are the Malones receiving shares of high-vote Holdings common stock?, page 3

6.
Comment: We note that the Malones only will receive high-vote Holdings stock. Insofar as the shares in Holdings to be received by the LEI Series B shareholders other than Mr. Malone do not appear to have "substantially the same rights" as the equity securities being surrendered in the merger, and the LEI Series B stock will have been previously listed (if not traded) on the Nasdaq Global Select Market, please provide us with your analysis as to why this share exchange would not constitute a going-private transaction subject to Rule 13e-3.

        Response:    The proposed transactions do not constitute a going private transaction subject to Rule 13e-3 because, among other reasons, the exception provided by paragraph (g)(2) of Rule 13e-3 applies to this transaction. Rule 13e-3(g)(2) provides an exception for transactions in which security holders (i) are offered only an equity security which has essentially the same attributes as the equity security which is the subject of the Rule 13e-3 transaction, or (ii) in the case of unaffiliated security holders, are offered common stock. In this case, the unaffiliated security holders (i.e., the holders of LEI Series B common stock, other than the Malones) will receive Holdings Class A common stock which will constitute "common stock" of Holdings within the meaning of clause (i) of paragraph (g)(2). In addition, the Commission has stated that the purpose of the (g)(2) exception is to ensure that "all holders of [the affected] class of security are on an equal footing and are permitted to maintain an equivalent or enhanced equity interest" (Release No. 33-6100, 34-16075). In this transaction, both the unaffiliated security holders and the Malones are receiving the same number of shares of Holdings common stock for each LEI share they hold at the time of the LEI Merger, and both groups are receiving a class of equity securities (Class A in the case of the unaffiliated security holders and Class B in the case of the Malones) which is a qualifying security for purposes of clause (i) of paragraph (g)(2). Based on the above and the facts in this transaction, we believe that the policy concerns underlying Rule 13e-3 are satisfied in this transaction and that the treatment of the LEI Series B holders in this transaction is consistent with the Commission's and Staff's guidance on this subject. Accordingly, the exchange of LEI Series B shares for Holdings Class A common stock should not be subject to the enhanced requirements of Rule 13e-3.

        If you have any questions with respect to the foregoing response to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,
/s/ Renee L. Wilm
Renee L. Wilm
cc:
Liberty Media Corporation
Charles Y. Tanabe
Craig E. Troyer

The DIRECTV Group, Inc.
Larry D. Hunter

Weil, Gotshal & Manges LLP
Frederick S. Green
Michael E. Lubowitz